MANAGEMENT’S DISCUSSION AND ANALYSIS
for the fiscal year ended
April 30, 2009

To be read in conjunction with the Company’s
Fiscal 2009 Audited Consolidated Financial Statements and Accompanying Notes.

July 22, 2009

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”), dated as of July 22, 2009, reviews Pacific Rim Mining Corp.’s (collectively with Pac Rim Cayman LLC, “Pacific Rim” or “the Company”) business and financial performance for the twelve months ended April 30, 2009 (“fiscal 2009”), in comparison to the twelve months ended April 30, 2008 (“fiscal 2008”) and April 30, 2007 (‘fiscal 2007”). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s fiscal 2009 consolidated financial statements and accompanying notes.

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States. The effect of the measurement differences between Canadian GAAP and US GAAP are summarized in Note 14 to the financial statements. The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

This MD&A is prepared in conformity with NI 51-102F1 and was approved by the Company’s Board of Directors prior to its release.

Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to information that is based on assumptions of management, forecasts of future results, and estimates of amounts not yet determinable. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; political and regulatory risks associated with mining and exploration; risks related to environmental regulation and liability; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks related to gold price and other commodity price fluctuations; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production; and other risks and uncertainties related to the Company’s prospects, properties and business detailed elsewhere in this MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward- looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms and does not normally permit such terms to be used in reports and registration statements filed with the SEC. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

1. Overview

Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus.

Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex (“NYX”).

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC, Pacific Rim El Salvador, S.A. de C.V., and Dorado Exploraciones, S.A. de C.V., inclusive.

1.1 Significant Events

Significant technical and corporate events that occurred during the twelve months ended April 30, 2009 include:

  In July 2008 the Company suspended drilling activity at its El Dorado project and commenced the lay off of El Salvador-based staff, having made the decision to reduce its El Salvador exploration and investment activity until such time as the Government of El Salvador grants a mining permit for the El Dorado project. The El Dorado project is described in Section 3.1, with a discussion of permitting issues provided in Section 3.1.4.

  In September 2008 the Company continued to reduce its overhead costs by cutting staffing levels in its Vancouver office and making additional cuts to full-time staff and contract employees in El Salvador and cancelling service contracts for numerous activities including community social programs. The Vancouver staff reductions included Peter Neilans, COO and April Hashimoto, CFO. The Company’s President and CEO concurrently took a voluntary pay cut to further reduce general and administrative expenses related to executive compensation. These cuts were a response to difficult market conditions and ongoing delays in obtaining environmental and mining permits for the El Dorado project.

  In October 2008 the Company sold the assets it held through its 49% interest in the Denton- Rawhide joint venture to its 51% partner Kennecott Rawhide Mining Company. Total compensation for these assets consisted of US $3.1 million plus 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008. Details of the sale are presented in Section 4.

  In November 2008 the Company appointed Steven Krause, CA, CPA (Illinois) to the position of Chief Financial Officer (“CFO”) of the Company. Mr. Krause is a founder and principal of Avisar Chartered Accountants and brings to the Company his expertise based on fourteen years of accounting, audit and management experience related to public exploration and mining companies.

  In April 2009 Pac Rim Cayman LLC (“Pac Rim”), a Nevada corporation and a wholly-owned subsidiary of Pacific Rim, filed international arbitration proceedings against the Government of El Salvador (the “Government”) under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) in its own name and on behalf of its two wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable (“PRES”) and Dorado Exploraciones, Sociedad Anónima de Capital Variable (“DOREX”). A Notice of Intent to commence international arbitration proceedings had previously been filed by Pac Rim in December 2008. Pac Rim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and will be seeking award of damages in the hundreds of millions of dollars from the Government for its multiple breaches of international and Salvadoran law. Additional details of the CAFTA action are presented in Section 3.1.5.
  In May 2008 the Company restarted work on the El Dorado gold project feasibility study, which had been put on hold in March 2007 in order to drill define the Balsamo gold deposit, quantify its gold resources and include them in the feasibility study. However, in February 2009 the Company decided to defer completion of the El Dorado feasibility study in order to allow a number of issues, including the overhanging uncertainty in the timing of the El Dorado permitting process, to resolve. The El Dorado feasibility study is addressed further in Section 3.1.3.

1.2 Current Market Status

The Company has recognized the current status of capital markets and the difficulty in raising additional capital. During fiscal 2009, the Company made significant cuts to its Vancouver and El Salvador offices and staff, which have reduced general and administrative costs in both locations, and continues to look for opportunities to reduce its expenditures in order to extend its working capital.

The business of mining and exploration involves a high degree of risk and as of January 1, 2009, the Company no longer has a source of precious metal production (as per the terms of sale of the Denton-Rawhide assets described in Section 4 below) and will be entirely reliant on its current cash and cash equivalents, sale of minor gold and silver bullion balances, and future financings in order to fund legal, exploration and administration expenses. There can be no assurance that such financing will be available or be available on favourable terms, particularly considering current market conditions for issuance of capital. Readers are encouraged to thoroughly review the Risks and Uncertainties outlined in Section 15.

1.3 Overall Financial Performance

Pacific Rim is an exploration company that relies on cash, cash equivalents and sale of minor bullion balances to fund its exploration and general and administrative expenses. Until fiscal 2009, the Company owned a 49% non-operating interest in the Denton-Rawhide gold and silver operation in Nevada. Denton-Rawhide is a residual leach operation that ceased production in 2002 and as such, gold and silver production has been on a declining trend for the past 7 years. While this interest provided revenues for the Company until fiscal 2009, the amount of revenue received was on a declining trend until the Company sold its interest in Denton-Rawhide in October 2008 (now accounted for as Discontinued Operations). The Company has a history of losses due to its exploration and general administrative expenditures, which have typically exceeded the proceeds from this Discontinued Operation.

During fiscal 2009 the Company significantly reduced its exploration expenses as a result of ongoing uncertainly with respect to the granting of permits necessary to advance its key El Dorado project. In addition, the Company significantly reduced its technical, field and administrative staffing levels, which impacted its general and administrative expenses. Offsetting these general and administrative expense reductions, however, were increased legal costs related to the Company’s CAFTA filing. As a result, the Company recorded a loss for fiscal 2009 of $(6.3) million or $(0.05) per share, compared to a loss of $(12.7) million or $(0.11) per share for fiscal 2008 and $(9.4) million or $(0.09) per share for fiscal 2007.

During fiscal 2009 the Company’s cash and cash equivalents decreased by $0.6 million from $1.9 million at April 30, 2008 to $1.3 million at April 30, 2009. During fiscal 2009 the Company redeemed all of the short term investments it held at the end of the previous fiscal year, and bullion held by the Company and not yet sold was valued (based upon gold price on the date the bullion was received) at $1.2 million at the end of fiscal 2009 compared to $nil at the end of the previous fiscal year. The total of cash and cash equivalents, short term investments and bullion inventory (which in the Company’s opinion are collectively equivalent to cash, being available to cover short-term cash requirements) was $2.5 million at April 30, 2009 compared to $6.1 million at April 30, 2008, a decrease of $3.6 million. This decrease reflects ongoing, though greatly reduced, expenditures related to the Company’s exploration projects, legal costs and the general and administrative costs of maintaining a public company, offset in part by proceeds from the sale of the Denton-Rawhide asset.

At April 30, 2009, the book value of the Company’s current assets stood at $2.6 million, compared to $7.7 million at April 30, 2008, a reduction of $5.1 million. The decrease in current assets is primarily a result of redemptions of short term investments (into cash) and subsequent cash expenditures as described above. At April 30, 2009 the Company had current liabilities of $0.6 million compared to $2.9 million at April 30, 2008. The $2.3 million year over year decrease in current liabilities is due to a $0.8 million decrease in accounts payable and a $1.5 million decrease in current liabilities associated with the discontinued operations. The $5.1 million decrease in current assets combined with the $2.3 million decrease in current liabilities, resulted in a $2.7 million reduction in working capital from $4.7 million at the end of fiscal 2008 to $2.0 million at the end of fiscal 2008.

2. Selected Annual Information

The following financial data are derived from the Company’s audited consolidated financial statements for the fiscal years ended April 30, 2009, 2008 and 2007:

	Year ended April 30, 2009	Year ended April 30, 2008	Year ended April 30, 2007
Summarized Statement of Loss*
Exploration expenditures	$5,538	$11,770	$10,664
Loss from Continued Operations	$(9,443)	$(15,657)	$(13,326)
Discontinued Operations – Net income (loss) of Denton-Rawhide Joint Venture	$3,167	$1,523	$2,909
Discontinued Operations – Recovery of Investment in Andacollo Mine	$nil	$1,400	$1,000
Loss for the period	$(6,276)	$(12,734)	$(9,417)
Loss per share after Discontinued Operations (basic and diluted)	$(0.05)	$(0.11)	$(0.09)

Weighted average shares outstanding (basic and diluted)	117,151,000	111,123,000	106,939,000

Summarized Statement of Cash Flows*
Cash Flow used for operating activities	$(9,168)	$(12,936)	$(11,596)
Cash Flow provided by investing activities	$6,046	$3,999	$7,350
Cash Flow provided by financing activities	$nil	$6,916	$2,065
Net increase (decrease) in cash	$(638)	$(562)	$727

Summarized Balance Sheet*	April 30, 2009	April 30, 2008	April 30, 2007
Cash and cash equivalents	$1,284	$1,922	$2,484
Short-term investments	$nil	$4,232	$7,937
Current assets	$2,615	$7,666	$11,808
Total assets	$8,187	$18,270	$21,494
Total liabilities	$1,679	$6,109	$4,857
Working Capital	$1,982	$4,723	$9,273
Weighted Average common shares outstanding (basic and diluted)	117,151,350	111,122,976	106,938,672

*all amounts in thousands of US dollars except share and per share amounts

3. Significant Exploration Projects

Pacific Rim’s most significant exploration project is the advanced-stage El Dorado gold project in El Salvador. The Company has two other early stage gold exploration projects in El Salvador; the Santa Rita project located immediately northwest of El Dorado, and the Zamora/Cerro Colorado project located approximately 100 km to the west of El Dorado. During fiscal 2009 the Company registered two new exploration claims in Costa Rica, undertook a reconnaissance effort to evaluate potential new projects in Guatemala and commenced due diligence evaluation of two advanced staged projects located elsewhere in the Americas.

3.1 El Dorado Gold Project, El Salvador

          3.1.1 Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim, through Pac Rim and PRES,owns 100% of the El Dorado project. The El Dorado project comprises a 144 square kilometre area covered by three exploration licences with nominal expiry dates of September 28, 2013 (one licence) and September 29, 2013 (two licences) and a 12.75 square kilometre area pending conversion to an exploitation concession, which underlying exploration licence has a nominal expiry date of January 1, 2005. In accordance with Salvadoran Law, PRES presented a request for the conversion of this 12.75 square kilometre portion of the El Dorado exploration licences to an exploitation concession in December 2004. The conversion process is currently pending ministerial acceptance of PRES’s Environmental Impact Study (see Section 3.1.4) and issuance of the environmental permits. Salvadoran administrative laws and procedures give PRES exclusive rights to the exploitation concession area while the permitting process is underway.

El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

          3.1.2 Resources

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. Pacific Rim has defined 6 gold deposits to date within the El Dorado project area, including the Minita, South Minita and Balsamo deposits, which host the bulk of the project’s resources tabulated to date and are the subject of the El Dorado feasibility study currently in process (see Section 3.1.3) .

The most recent resource estimate for the El Dorado project was announced on January 17, 2008 (fiscal 2008). This study tabulated the following resources from the Minita, South Minita, Balsamo, Nance Dulce, Coyotera and Nueva Esperanza deposits collectively:

  Measured Resources of 780,100 tonnes at an average gold grade of 11.31 grams per tonne (“g/t”) and an average silver grade of 75.76 g/t, for a total of 283,600 ounces of gold and 1,900,200 ounces of silver. In gold equivalent terms, the average grade of the Measured Resources is 12.30 g/t representing 310,000 gold equivalent ounces.
  Indicated Resources of 3,496,700 tonnes at an average gold grade of 9.00 g/t and an average silver grade of 67.45 g/t, for a total of 1,011,500 ounces of gold and 7,582,300 ounces of silver. In gold equivalent terms the average grade of the Indicated Resources is 9.96 g/t representing 1,119,700 gold equivalent ounces.
  Inferred Resources of 839,300 tonnes at an average gold grade of 9.45 g/t and an average silver grade of 70.89 g/t, for a total of 255,000 ounces of gold and 1,913,000 ounces of silver. In gold equivalent terms, the average grade of the Inferred Resources is 10.47 g/t representing 282,400 gold equivalent ounces.
  The total Measured and Indicated gold equivalent resources of all deposits is 1.4 million ounces at an average grade of 10.4 g/t.

The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC.

The above resources are based on a gold equivalent cut-off grade of 4.0 g AuEq/t and greater than a grade-times-thickness of 4 (g AuEq/t x meters) and gold equivalents are based upon a silver to gold ratio of 70:1. Full details of the January 2008 El Dorado resource estimate, by deposit and resource category, are available in the Company’s 2008 Annual Report, on the Company’s website (www.pacrim-mining.com) and in a technical report, as per the requirements of National Instrument 43-101, available by on SEDAR at www.sedar.com. Readers are also directed to Section 19 for additional information.

          3.1.3 Fiscal 2009 Developments

In July 2008 (the first quarter of fiscal 2009) the Company made the difficult decision to suspend all drilling activity at the El Dorado project. This decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved (see Section 3.1.4 for additional information about permitting). As a result, the Company restricted its exploration activities in El Salvador and elsewhere to low-cost surface exploration work and community and environmental initiatives, primarily during the first few months of fiscal 2009, and did not conduct any significant exploration work to further advance the El Dorado project during the remainder of fiscal 2009.

A full feasibility study for the El Dorado project was initiated in fiscal 2007 following the discovery and delineation of the South Minita deposit but before the discovery of the Balsamo deposit. In late fiscal 2007 the Company elected to defer completion of the study in order to include the resources being drilled at the newly discovered Balsamo deposit in addition to the Minita and South Minita resources. During fiscal 2009 work on the El Dorado project feasibility study, including an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation, was restarted under the direction of SRK Consulting. In its 2008 Annual Report the Company anticipated the El Dorado feasibility study would be completed during the 2009 fiscal year.

However, in February 2009 the Company decided to again defer completion of the feasibility study, in this case because of: unpredictability in capital costs as changes in commodity prices due to recent economic volatility become reflected in the prices for capital items; the Company’s focus on saving cash until these inputs have stabilized and the study can accurately reflect changed economic realities; and, uncertainty in the timing of the El Dorado permitting process.

The Company believes recent economic volatility will continue in the short term and that capital costs and commodity values will remain in a state of flux for the coming months, a position echoed by numerous industry analysts. Pacific Rim intends to complete the feasibility study when the El Dorado permit issue is clarified and capital costs stabilize.

[The previous paragraph contains a forward-looking statement based on management’s intentions as of the date of this report. The conditions management believes are necessary to resume and complete the El Dorado feasibility study are outside of the Company’s control and therefore, management can not predict with certainty if or when the feasibility study will be completed.]

          3.1.4 Permitting

El Salvador’s current mining law, which was enacted in 1996 and last amended in 2001, governs the provisions for granting of exploration licences and exploitation concessions. By granting an exploitation concession, the El Salvadoran Ministry of Economy’s Department of Hydrocarbons and Mines confers upon the applicant the right to produce and sell valuable commodities recovered from the natural resources within the area of the concession. To be granted an exploitation concession, which is a necessary step to commencing mining extraction activities, an environmental permit based on an Environmental Impact Study (“EIS”) must first be approved by the Salvadoran Ministry of Environment and Natural Resources (“MARN”). The applicant must also satisfy a number of other conditions. Once granted, the concession requires that development activities commence within 12 months of the date of the final concession agreement and that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit.

In September 2004, PRES submitted an EIS to MARN for a 750 tonne per day operation based on producing precious metals from the Minita deposit alone. In September 2005, the finalized EIS, which incorporated initial comments from MARN, was resubmitted to MARN. MARN then conveyed its technical approval of the EIS, and instructed PRES to submit the EIS for public comment, which was carried out in October 2005. In March 2006, PRES received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. In October 2006, the amended EIS, which included the requested clarification on a number of items, was resubmitted to MARN. Finally, in December 2006, PRES submitted a proposal for a water treatment plan in response to additional comments by MARN.

Nearly three years have passed since the El Dorado EIS was submitted in its final form to MARN, during which time MARN has failed to take action on approval of the EIS. This in turn is preventing a resolution to PRES’s exploitation concession application.

          3.1.5 CAFTA Action Initiated

In April 2009 Pac Rim filed international arbitration proceedings against the Government of El Salvador (the “Government”) under CAFTA in its own name and on behalf of PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by Pac Rim in December 2008. Pac Rim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and is seeking award of damages in the hundreds of millions of dollars from the Government for its multiple breaches of international and Salvadoran law.

          Basis of Claim

Since 2002, PRES and later DOREX have been exploring, discovering, and delineating gold deposits in El Salvador. As a result of these efforts and at the initial invitation and encouragement of the Government, Pac Rim and the Enterprises have developed precious metal assets and acquired rights that are significantly higher in value than the to-date investment that has already been made in El Salvador. Pac Rim and the Enterprises have operated in full compliance with Salvadoran law, including the country’s environmental, mining and foreign investment laws, and have met or exceeded all applicable standards while conducting business in El Salvador. Ample evidence, however, demonstrates that the Government has failed to fulfill its obligations vis-à-vis Pac Rim and the Enterprises.

Pac Rim’s claims under CAFTA are based on the Government’s breaches of international and Salvadoran law, arising out of the Government’s improper failure to finalize the permitting process as it is required to do and to respect Pac Rim’s and the Enterprises’ legal rights to develop mining activities in El Salvador. This conduct by the Government has resulted in a significant loss to Pac Rim, the Enterprises, and the local communities, and has unnecessarily delayed normal development of these valuable deposits.

Pacific Rim’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. In meeting its responsibilities, a mine design for PRES’s El Dorado gold project located in the department of Cabañas, was submitted to the Government in its final form more than two and a half years ago. Despite strong local support and the inclusion of carefully engineered and reliable environmental protections for the proposed El Dorado Mine, the Government has not met its responsibility to issue PRES the permits necessary to advance the project to the final step of full production.

          Arbitration Process

With its filing on April 30, 2009, Pac Rim formally commenced arbitration against the Government of El Salvador under CAFTA. The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C. Once an arbitral tribunal is constituted, the length of the ensuing proceedings may range from approximately two to three years.

          3.1.6 Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration (and sole material) project, has been the primary focus of its exploration efforts for the past 7 years and the recipient of the bulk of its exploration expenditures. The project has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined plus a further 0.3 million gold equivalent ounces Inferred. Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the deposits are expected to be relatively low cost to produce from underground workings. Importantly, the El Dorado deposits are also environmentally clean and their production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes however, its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the Government.

[The foregoing paragraph contains forward-looking statements regarding management’s expectation that the El Dorado deposits will be low cost and environmentally low impact. These assessments are based on the economic results of a 2005 pre-feasibility study for the El Dorado project, and preliminary mineralogical and environmental testing of the El Dorado deposits. More current and/or rigorous economic analysis and more thorough testing may prove these assumptions erroneous.]

The Company drastically reduced its exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. Nonetheless, virtually all of the $5.3 million the Company spent on direct exploration costs during fiscal 2009 was expended on the El Dorado project, primarily on completing the logging, sampling and cataloguing of core drilled at El Dorado prior to July 2008, work related to the feasibility study, community initiatives, security and non-recurring expenditures related to reductions in activity. The Company does not intend to contemplate resuming significant exploration work at the El Dorado project until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during fiscal 2010.

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake in the coming fiscal year. This expectation is based on various assumptions including but not limited to the Company’s continued title and access to the El Dorado property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Dorado project until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Dorado project is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2010 may not occur as planned.]

3.2 Santa Rita Gold Project, El Salvador

The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project. The Santa Rita exploration licence was staked by the Company’s subsidiary PRES in July 2005 after its regional reconnaissance program in El Salvador resulted in the discovery of gold-bearing quartz-calcite boulders. Subsequent to the end of fiscal 2009, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence.

PRES discovered an epithermal quartz-calcite vein system at Santa Rita in fiscal 2006. Two distinct veins were originally discovered and surface rock channel samples collected from along the length of one of these, the 2+ kilometre long Trinidad vein, which returned anomalous gold (between 6.4

g/t gold and 118.3 g/t over vein widths of 1 to 2 meters) at various localities along its length. In late fiscal 2006 PRES received a permit from MARN to conduct a drill program on the Santa Rita gold project. However, during fiscal 2007 the Company stepped back from exploration work at Santa Rita when the project became the target of anti-mining protests. Exploration work at Santa Rita resumed during fiscal 2008 and continued into fiscal 2009.

During this most recent exploration campaign, PRES discovered several new veins on the Santa Rita property that significantly expanded the prospective target area, and undertook a surface trenching and sampling program that revealed the Trinidad vein to be significantly wider than previously understood.

In addition to the surface exploration work described above, during fiscal 2009 PRES undertook a short drill program that tested the Trinidad vein system over a strike length of approximately 500 meters. This program was carried out in a low impact, low visibility manner. It was also conducted at that specific time primarily in order to satisfy work requirements necessary to maintain PRES’s legal tenure of the Santa Rita licences. In the end 9 shallow holes were drilled on the Trinidad vein, the results of which confirmed that the Trinidad vein extends to below surface and contains anomalous gold. The Company believes that further drill testing is clearly warranted.

Notwithstanding the excellent exploration potential demonstrated to date at the Santa Rita project, exploration activities were curtailed in July 2009 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. DOREX is currently awaiting receipt of approval of its application for the new Santa Rita exploration licence. If as and when this licence application is approved and DOREX’s tenure at Santa Rita is re-established, the Company intends to resume low cost exploration activities and make expenditures required to keep the Santa Rita licence in good standing.

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake in the coming fiscal year. This expectation is based on various assumptions including but not limited to DOREX being granted title and access to the Santa Rita property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the Santa Rita project until the licence protecting this ground is approved and certain other permits are granted, the implication being that if and when these licences and permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of significant exploration at the Santa Rita project is dependent on the reestablishment of tenure, the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2010 may not occur as planned.]

3.3 Zamora-Cerro Colorado Gold Project, El Salvador

During fiscal 2006 Pacific Rim signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies, which was amended in fiscal 2007 to include additional exploration licences known as Cerro Colorado.

The schedule of advanced royalty payments required to maintain the Company’s option to purchase the Zamora-Cerro Colorado property, as per the amended agreement is:

Upon TSX approval of the amended agreement:	100,000 shares plus 100,000 warrants of the Company (shares issued)
Yearly advanced royalty payments:	The greater of:
First anniversary	100,000 shares or $100,000 in shares of the Company (shares issued)

Second anniversary	140,000 shares or $140,000 in shares of the Company (shares issued)
Third anniversary	200,000 shares or $200,000 in shares of the Company (shares issued)
Fourth anniversary	300,000 shares or $300,000 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400,000 in shares of the Company

The above advanced royalty payment schedule applies to both the Zamora and Cerro Colorado exploration license options and supersedes the original agreement terms. As per the terms of the revised agreement, advanced royalty payments as outlined above will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora exploration licenses is to be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the sellers are entitled to receive a 3% net smelter royalty to a maximum of $10 million (inclusive of the dollar value of the advanced royalty payments made).

The Zamora and Cerro Colorado claims comprise a 125 square kilometre land package located 50 kilometers north of San Salvador, in El Salvador. The Company has staked additional ground between the Cerro Colorado and Zamora licences it optioned (see above) in order to cover what the Company believes is a large gold-bearing epithermal system situated on the same regional gold belt that hosts PRES’s El Dorado and Santa Rita gold systems in El Salvador and a number of million-plus ounce gold systems in Guatemala. The Company has not yet received confirmation that the licences it staked in fiscal 2008 and early fiscal 2009 have been formally granted.

During early fiscal 2009 the Company continued its regional geological mapping and prospecting work within the Zamora and Cerro Colorado exploration licence areas, concentrating on trenching across known gold-bearing veins.

Despite the positive exploration results the Company has generated to date on the Zamora-Cerro Colorado project, further exploration activities were curtailed in July 2009 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the Zamora-Cerro Colorado licences in good standing during fiscal 2010.

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake in the coming fiscal year. This expectation is based on various assumptions including but not limited to the Company’s continued title and access to the Zamora-Cerro Colorado property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the Zamora-Cerro Colorado project until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of significant exploration at the Zamora-Cerro Colorado project is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2010 may not occur as planned.]

3.4 Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally-clean, high grade, and low cost.

In late fiscal 2008 the Company shifted the focus of its highly successful grassroots exploration initiatives out of El Salvador. Using its unique understanding of epithermal gold systems in the

Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions.

The Company has filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts in Costa Rica. These projects host epithermal vein systems with significant historic gold production. No significant exploration work was conducted on the Costa Rica properties during fiscal 2009. The Company also conducted field evaluations of numerous prospects in Guatemala during fiscal 2009 but did not acquire any projects in that jurisdiction. The Company identified two advanced-stage exploration projects during fiscal 2009 that fit its exploration criteria; one in the United States and one in Chile. The Company commenced field and legal due diligence work during fiscal 2009, which is ongoing on both projects. There are no guarantees however that this due diligence work will result in a positive outcome or that the Company will be successful in negotiating acquisition of either or both projects.

4. Sale of Mining Operations

Through its merger with Dayton Mining in 2002 and until late October 2008, Pacific Rim was 49% owner in the Denton-Rawhide residual leach gold operation, located near Fallon, Nevada. On October 29, 2008 the Company announced that it had accepted an offer from its Denton-Rawhide joint venture partner, Kennecott Rawhide Mining Company (“Kennecott”), to purchase the net assets the Company holds through its 49% interest in the joint venture. Total compensation for these net assets included US $3.1 million plus 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008 net of cash production costs. Readers are referred to the Company’s news release of October 29, 2008 (available at www.pacrim-mining.com) for further information about the sale of the Denton-Rawhide assets. The Company was entitled to and received 49% of the gold and silver production from Denton-Rawhide (up to and including all gold and silver produced to December 31, 2008 only) as per the terms of sale described above. No further gold or silver production from Denton-Rawhide will be forthcoming to the Company.

Pacific Rim’s share of gold and silver produced from the Denton-Rawhide operation during fiscal 2009 (between May and December 31, 2008) was 6,350 ounces of gold and 55,666 ounces of silver. The fair market value of this gold and silver when received was $4.1 million which was offset by $4.6 million in production costs paid to Kennecott. The unsold amounts of gold and silver are included in bullion on the balance sheet as at April 30, 2009.

5. Results of Operations

As a result of the sale of its Denton-Rawhide assets (being its only source of revenue) during fiscal 2009, the Company no longer accounts for Revenue and Mine Operating Costs from the sale of gold and silver as Mine Operating Income. Revenue and operating costs from the Denton-Rawhide operation (to which the Company was entitled and responsible, respectively, until December 31, 2008) are accounted for, for the current and prior fiscal years, as Discontinued Operation – Net Income of Denton-Rawhide Joint Venture.

For the fiscal year ended April 30, 2009, Pacific Rim recorded a loss for the period of $(6.3) million or $(0.05) per share, compared to a loss of $(12.7) million or $(0.11) per share for the fiscal year ended April 30, 2008 and $(9.4) million or $(0.09) per share for the fiscal year ended April 30, 2007. The $6.4 million decrease in net loss for fiscal 2009 compared to fiscal 2008 is primarily related to significantly decreased exploration expenses combined with an increase in the net income from the Denton-Rawhide joint venture as a result of the sale by the Company of its interest in the joint venture during fiscal 2009. The increase in net loss for fiscal 2008 compared to fiscal 2007 (a difference in net loss of $3.4 million) is a result of increases in exploration and general and administrative costs combined with a reduction in income from the Denton-Rawhide Joint Venture year over year.

5.1 Expenses

Due to the cessation of the El Dorado drilling program in July 2008 and the reduction of other exploration expenses at all of the Company’s projects, exploration expenditures decreased significantly from $10.7 million in fiscal 2007 and $11.8 million in fiscal 2008 to $5.5 million in fiscal 2009.

General and administrative expenses have been generally on an upward trend over the past several years due to the Company’s trend toward higher levels of business activity and because of higher regulatory and legal costs of complying with United States and Canadian reporting and regulatory requirements. General and administrative costs in fiscal 2009 ($3.7 million) however, increased from fiscal 2008 ($3.5 million) as a result of severance payments made to key personnel and an increase in legal fees associated with the CAFTA arbitration claim, which were partially offset by reductions in staffing costs.

The Company realized marginal interest income of $0.1 million in fiscal 2009, compared to $0.2 million in fiscal 2008 and $0.5 million in fiscal 2007. Interest income was earned on cash and short term investments held in each fiscal year. The decrease in interest income over the past 3 fiscal years reflects the Company’s decreasing cash and short term investment balances.

The Company booked a foreign exchange loss of $0.2 million during fiscal 2009 (compared to a gain of $0.4 million during fiscal 2008 and a loss of $0.09 million during fiscal 2007) primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

5.2 Unusual Items

As described above and in Section 4, the Company sold the assets it held through its 49% interest in the Denton-Rawhide residual leach gold operation. During fiscal 2009 the Company received net income from this Discontinued Operation of $3.2 million, compared to $1.5 million during fiscal 2008 and $2.9 million during fiscal 2007. The current year’s income received from this Discontinued Operation reflects the cash payment received for the net assets sold in addition to the net income or loss related to the production of gold and silver, of which the Company was a participant until December 31, 2008. Of the $3.2 million of income from the Discontinued Operations, $1.2 million related to the sale of the net assets and $2.0 million related to the income earned prior to the sale of the Discontinued Operations.

During fiscal 2008 the Company recovered $1.4 million on its investment in the Andacollo Mine, compared to a recovery of $1.0 million in fiscal 2007. The recovery of this investment relates to staged payments on the sale of the Andacollo Mine during fiscal 2008, fiscal 2007 and fiscal 2006 (the details of which are available in the Company’s 2008, 2007 and 2006 annual reports). The $1.4 million received in fiscal 2008 represented the final payment and as such, there were no additional recoveries booked during fiscal 2009.

5.3 Summary

As a result of significantly reduced exploration expenditures, decreased staffing levels and increased net income from the Denton-Rawhide joint venture, the Company’s loss for fiscal 2009 was substantially reduced from previous fiscal periods ($(6.3) million or $(0.05) per share for fiscal 2009 compared to $(12.7) million ($(0.11) per share) and $(9.4) million ($(0.09) per share) for fiscal 2008 and fiscal 2007 respectively).

6. Summary of Quarterly Results and Fourth Quarter Review

6.1 Summary of Quarterly Results

Summary of Quarterly Results (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Loss before discontinued operations	$(1,461)	$(1,629)	$(2,602)	$(3,751)	$(6,079)	$(3,976)	$(3,359)	$(2,482)
Loss per share before discontinued operations – basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.03)	$(0.06)	$(0.03)	$(0.03)	$(0.02)
Discontinued Operations – Income from Denton Rawhide Joint Venture	$49	$1,246	$1,390	$482	$46	$273	$420	$1,023
Discontinued Operations – Recovery of Investment in Andacollo Mine	$nil	$nil	$nil	$nil	$nil	$nil	$1,400	$nil
Net loss for the period	$(1,412)	$(383)	$(1,212)	$(3,269)	$(6,033)	$(3,703)	$(1,539)	$(1,459)
Net loss per share after Discontinued Operations - basic and diluted	$(0.00)	$(0.00)	$(0.01)	$(0.03)	$(0.06)	$(0.03)	$(0.01)	$(0.01)

2008 quarterly results as well as the first quarter result of 2009 have been reclassified to reflect the sale of the Company’s interest in the Denton Rawhide Joint Venture.

The Company typically realizes a net quarterly loss. Until the most recent three reporting periods, expenses have generally risen over the past eight quarters as the Company increased its expenditures on El Salvador-based social and environmental programs, and was operating a drill program at the El Dorado project. During Q1 2009 the Company made substantial cuts to its exploration programs and community initiatives, which along with generally lower general and administrative expenses due to staffing cuts in Q2 2009 and Q3 2009, reduced expenses significantly. The Company sold its interest in the Denton Rawhide operation in Q2 2009, which partially offset these expenses.

6.2 Fourth Quarter Fiscal 2009

Proceeds from Discontinued Operations - Income from Denton-Rawhide Joint Venture, varies quarter to quarter depending on gold production levels, gold sales during the quarter and the price of gold realized. Throughout the past 8 quarters, gold production from Denton-Rawhide generally decreased, as is typical and expected in the residual leaching phase of a heap leach operation. The Company ceased to receive income from the Denton-Rawhide joint venture on December 31, 2008. The Company received a nominal payment during Q4 2009 related to gold that was in process at the operation on December 31, 2008.

During Q1 2009 the Company made substantial cuts to its exploration programs, which along with cuts to general and administrative expenses in Q2 2009 and Q3 2009, reduced expenses significantly.

Despite the fact that the Company’s expenses were comparatively low due to reductions in work programs and staffing, the substantial decrease in Proceeds from Discontinued Operations – Income from Denton-Rawhide Joint venture booked during Q4 2009 led to a loss of $(1.4) million or $(0.00) per share; higher than previous quarters of fiscal 2009 during which expenses were reduced but the Company still participated in proceeds of gold and silver production from the Denton-Rawhide operation, but lower than 2008 fiscal quarters when the Company’s expenses were substantially higher.

The Company’s fiscal 2009 fourth quarter results presented above are based on interim consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

7. Liquidity

During fiscal 2009 the Company’s cash and cash equivalents decreased by $0.6 million from $1.9 million at April 30, 2008 to $1.3 million at April 30, 2009. At April 30, 2009, short term investments (consisting of short term, redeemable guaranteed investment certificates and bankers acceptances) were $nil million compared to $4.2 million at April 30, 2008. Bullion (held by the Company and not yet sold) was $1.2 million at the end of fiscal 2009 compared to $nil at the end of the previous fiscal year. Bullion is valued at the costs based upon gold price on the date the bullion was received. The total of cash and cash equivalents, short term investments and bullion inventory (which in the Company’s opinion are collectively equivalent to cash, being available to cover short-term cash requirements) was $2.5 million at April 30, 2009 compared to $6.1 million at April 30, 2008, a decrease of $3.6 million. This decrease reflects ongoing, though greatly reduced, expenditures related to the Company’s exploration projects and the general and administrative costs of maintaining a public company, offset in part by proceeds from the sale of the Denton-Rawhide asset.

During fiscal 2009 the Company received cash flow from the following sources: $4.3 million from Denton-Rawhide operations and the sale of the net assets of the Denton-Rawhide operations, $0.1 million in interest income and $4.2 million in net redemptions of short term investments. Outlays of cash during the year included: $5.3 million in direct exploration expenditures and $3.9 million in direct general and administrative expenses. The net of these cash inflows and outlays was a decrease in cash and cash equivalents of $0.6 million during fiscal 2009.

See Section 8 for further discussion of the Company’s financial condition and estimated funding requirements.

7.1 Cash Flow Used For Operating Activities

The Company’s loss before discontinued operations was $(9.4) million in fiscal 2009 compared to $(15.7 million) and $(13.3) million in each of the previous two fiscal years respectively. These losses were offset by a number of non-cash items including, notably: stock-based compensation of $0.6 million in fiscal 2009 compared to $1.0 million in each of fiscal 2008 and fiscal 2007; shares issued for property option payments of $0.3 million during fiscal 2009 compared to $0.2 million in each of fiscal 2008 and 2007; and a change in accounts payable and accrued liabilities of $(0.8) million for fiscal 2009 compared to $0.4 million for fiscal 2008 and $0.5 million for fiscal 2007. As a result, cash flow used for operating activities was $(9.2) million in fiscal 2009 compared to $(12.9) million in fiscal 2008 and $(11.6) million in fiscal 2007.

7.2 Cash Flow Provided by Investing Activities

During the current and past two fiscal periods, the Company made net redemptions from short term investments ($4.2 million, $3.8 million and $6.7 million respectively). In fiscal 2008 and 2007 the Company made purchases of property plant and equipment of $1.2 million and $0.3 million respectively, however, a negligible amount was booked in fiscal 2009. Proceeds from discontinued operations were $1.8 million for fiscal 2009 (related to the sale of the Denton-Rawhide asset) compared to $1.4 million for fiscal 2008 and $1.0 million for fiscal 2007 (related to the sale of the Andacollo mine). As a result, cash flow provided by investing activities was $6.0 million during fiscal 2009, $4.0 million during fiscal 2008 and $7.4 million during fiscal 2007.

7.3 Cash Flow Provided by Financing Activities

The Company did not realize any cash flow from financing activities during fiscal 2009. During fiscal 2008, cash flow provided by financing activities totalled $6.9 million, compared to $2.1 million in fiscal 2007. The fiscal 2008 financing cash flow is related to the issuance of common shares of the Company under a February 2008 equity financing (details available in the Company’s 2008 annual report), as well as the exercise of employee stock options (282,500 shares at an average price of CDN $1.30 per share). The fiscal 2007 financing cash flow is primarily related to the exercise of employee stock options (2,644,000 shares at an average price of CDN $0.50 per share) and the exercise of warrants issued to underwriters of an equity financing undertaken by the Company in March 2006 (1,195,000 shares at an average price of CDN $0.84 per share) (details available in the Company’s 2006 annual report).

7.4 Contractual Obligations

The Company is committed to payments under operating leases for office premises and office equipment as set out in Notes 9 and 12 to the 2009 audited consolidated financial statements. The following table lists as of April 30, 2009, information with respect to the Company’s known contractual obligations.

Contractual Obligations (in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Operating Lease Obligations	$147	$50	$97	-	-
Accounts Payable and Accrued Liabilities	$633	$633	-	-	-
Total	$780	$683	$97	-	-

8. Capital Resources and Financial Condition

At April 30, 2009, the book value of the Company’s current assets stood at $2.6 million, compared to $7.7 million at April 30, 2008, a reduction of $5.1 million. The decrease in current assets is primarily a result of redemptions of short term investments (into cash) and subsequent cash expenditures as outlined in Section 7 above. Property, plant and equipment balances at April 30, 2009 were unchanged from the April 30, 2008 balance of $5.6 million. The long-term asset value of Discontinued Operations was $nil at April 30, 2009 (the Company having sold its interest in the Denton-Rawhide Joint Venture) compared to a value of $5.0 million at April 30, 2008 prior to the sale. As a result, the Company’s total assets at the end of fiscal 2009 were $8.2 million compared to $18.3 million at the end of fiscal 2008.

At April 30, 2009 the Company had current liabilities of $0.6 million compared to $2.9 million at April 30, 2008. The $2.3 million year over year decrease in current liabilities is due to a $0.8 million decrease in accounts payable and a $1.5 million decrease in current liabilities associated with the discontinued operations. Future income tax liabilities, relating to Pac Rim’s investment in El Salvador, did not change between the fiscal 2008 and fiscal 2009 year ends and at April 30, 2009 were valued at $1.0 million. Long term liabilities related to the discontinued operations were $nil at April 30, 2009 compared to $2.1 million at April 30, 2008. Currently, Pacific Rim has no short- or long-term debt.

The $5.1 million decrease in current assets combined with the $2.3 million decrease in current liabilities, resulted in a $2.7 million reduction in working capital from $4.7 million at the end of fiscal 2008 to $2.0 million at the end of fiscal 2008.

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for fiscal 2010 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company intends to continue to seek new project acquisitions and during fiscal 2010 intends to continue to conduct low cost field work, technical and legal due diligence on projects it is currently evaluating and to seek new prospects for staking or property acquisitions that fit its exploration focus.

[The foregoing two paragraphs contain forward-looking statements regarding the scope of exploration and generative work programs management intends to undertake in the coming fiscal year. This expectation is based on various assumptions including but not limited to the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties, the availability and accessibility of projects the Company may be interested in acquiring, the availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2010 may not occur as planned.]

The Company anticipates that its fiscal 2010 exploration plans as outlined above will cost approximately $1.0 million. If regulatory and political conditions warrant, and adequate financing is available, the Company will resume aggressive exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which will result in increased exploration and general and administrative expenditures over those currently anticipated for fiscal 2010. In order to undertake an expanded exploration program the Company will likely require additional financing during fiscal 2010 (see Section 15.6, Risks and Uncertainties for a discussion of financing risk).

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2010. Readers are directed to the cautionary notes regarding forward-looking statements related to fiscal 2010 exploration and generative programs above and elsewhere in this report for a discussion of assumptions and risks. The anticipated exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.]

The Company’s general and administrative costs during fiscal 2010 will reflect lower staffing costs as a result of personnel reductions undertaken in fiscal 2009, but are otherwise anticipated to increase due to legal costs associated with the CAFTA action undertaken by Pac Rim. The Company may require additional financing during fiscal 2010 (see Section 15.6, Risks and Uncertainties for a discussion of financing risk) for general working capital expenses and/or the expenses related to the CAFTA action.

[The previous paragraph contains forward-looking statements regarding anticipated increases in general and administrative expenses as a result of anticipated increased legal costs during fiscal 2010, and the potential requirement for additional financing to fund these legal costs and/or general working capital expenses. These statements are based on management’s assumption that the CAFTA action will continue through fiscal 2010 and the anticipated costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the action may be averted and the anticipated impact on general and administrative costs may not materialize.]

The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes and CAFTA arbitration and negotiation. These conditions and risks cast substantial doubt on the validity of the going concern assumption.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient fund to fund ongoing exploration and administration expenses as well as its costs under its CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company will have to obtain additional financing through, but not limited to, the issuance of additional equity.

9. Proposed Transactions

Pacific Rim is continually reviewing project acquisitions and other opportunities that could enhance shareholder value.

There are currently no transactions in process that would affect the financial condition, results of operations or cash flows of the Company.

10. Related Party Transactions

The Company received accounting services from an accounting firm in which an Officer of the Company is a partner. The total accounting fees paid were $52,000.

11. Accounting Estimates and Policies

11.1 Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the carrying value of mineral properties and property, plant and equipment, gold in process inventories, closure costs and stock based compensation. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, and changes in government policy.

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by subsequent resource estimates, the most recent of which was completed in January 2008.

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. PRES has experienced lengthy delays in the government of El Salvador’s processing of the El Dorado exploitation concession application with no resolution to date, which, along with other factors beyond the control of PRES, could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. PRES has commenced a legal claim under CAFTA. If PRES is unsuccessful in obtaining a permit for El Dorado or in its CAFTA claim, or other factors beyond the control of the Company, such factors could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. As at April 30, 2009, management of the Company determined that impairment indicators existed on its El Dorado project and completed an impairment assessment on this project. The current economic environment, the decline in the Company’s stock price and the difficulty in obtaining a permit were considered as impairment indicators. As part of their impairment evaluation, management considered a number of factors, including the Company’s share price at April 30, 2009and current gold prices along with the Company’s 2005 pre-feasibility study. Based on this impairment evaluation no impairment of the El Dorado project was identified as of April 30, 2009. To date, the Company’s discussions with its legal counsel representing the Company in its CAFTA arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

The Company makes significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings, which have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Using the Black-Scholes Option Pricing Model, management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

As part of the sale of its interest in Denton-Rawhide, the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that reclamation and closure costs were to exceed $7.0 million. Kennecott has estimated a total of $4.9 million for these expenditures under the proposed plan.

Readers are referred to Notes 2 and 4 (a) to the audited consolidated financial statements for additional information about Accounting Estimates and Policies.

11.2 Changes in Accounting Policies

Effective May 1, 2008, the Company implemented CICA Handbook Section 1400, which states that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Disclosures required by this standard are included in Note 1 to the audited consolidated financial statements.

Effective May 1, 2008, the Company adopted CICA Handbook section 3862, “Financial Instruments – Disclosure” and section 3863, “Financial Instruments – Presentation”. These sections require the Company to provide disclosure to enable users to evaluate the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments the Company is exposed to during the reporting period and as at the balance sheet date, and how the Company is managing those risks. Disclosures required by this standard are included in Note 9 to the audited consolidated financial statements.

Effective May 1, 2008, the Company adopted CICA Handbook section 1535, “Capital Disclosures”. This section requires the Company to provide disclosures to enable users to evaluate the Company’s objectives, policies and processes for managing capital. Disclosures required by this standard are included in Note 10 to the audited consolidated financial statements.

Effective May 1, 2008, the Company adopted CICA Handbook section 3031, “Inventories”, which replaces section 3030, “Inventories”. The new section establishes standards for the measurement and disclosure of inventories, including the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard did not have a material impact on the consolidated financial statements.

Effective May 1, 2008, the Company adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”. This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. The adoption of this standard did not have a material impact on the consolidated financial statements.

In January 2009, the CICA approved EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

11.3 Recent accounting pronouncements not yet adopted

          11.3.1 Goodwill and intangible assets

In February 2008, the CICA issued handbook section 3064, “Goodwill and Intangible Assets”, which replaces CICA HB Section 3062, “Goodwill and Intangible Assets,” and CICA HB Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures during the Pre-operating Period” and CICA HB Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

This standard will be effective for the Company beginning on May 1, 2009. The Company is currently evaluating the impact of adopting this standard in 2009.

          11.3.2 International financial reporting standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on May 1, 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008, the AcSB announced that early adoption will be allowed in 2009 subject to seeking and obtaining exemptive relief. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

          11.3.3 Business combinations

In October 2008, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after May 1, 2011. The Company is considering early adoption to coincide with the adoption of IFRS. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

          11.3.4 Non-controlling interest

In October 2008, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after May 1, 2011. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

12. Financial Instruments

The primary financial instruments currently affecting the Company’s financial condition and results of operations are cash and cash equivalents, receivables, deposits and prepaids. The following describes the types of risk associated with these instruments and the way in which such exposure is managed.

12.1 Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has made significant cuts to its expenses during fiscal 2009 and believes it has sufficient cash and cash equivalents and bullion on deposit to meet its exploration and general and administrative responsibilities in fiscal 2010. The Company does not, however, have sufficient working capital to fully fund the estimated costs of pursuing the CAFTA action against the Government that Pac Rim commenced during fiscal 2009. The Company anticipates requiring financing during fiscal 2010 to continue to pursue this action through to completion. Readers are encouraged to thoroughly review the Company’s Capital Resources and Financial Condition (Section 8), Risks and Uncertainties (Section 15) and Outlook (Section 17).

[The foregoing paragraph contains forward-looking statement regarding the Company’s liquidity and its ability to meet its exploration and general and administrative financial responsibilities in fiscal 2010 as well as management’s assessment that it will require future financing in order to fund expenses related to the ongoing CAFTA claim initiated by Pac Rim during fiscal 2009. These estimations are made by management based on anticipated work programs, current cash, cash equivalent and bullion balances, exploration and legal cost estimates, the expectation that the CAFTA claim will proceed during fiscal 2010, and other factors, any of which, if incorrect, can cause actual results to differ such that the Company require financing in order to meet its fiscal 2010 exploration and administrative responsibilities and/or not require financing earmarked for the CAFTA claim. There are no guarantees that financing, on acceptable terms, will be available to the Company. Readers are encouraged to review the Risks and Uncertainties outlined in Section 15, particularly Section 15.6. ]

12.2 Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits its exposure to credit risk by depositing its cash and cash equivalents with international financial institutions. The Company does not have financial assets that are invested in asset based commercial paper.

12.3 Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company holds its cash and cash equivalents primarily in U.S. dollar and Canadian dollar denominated accounts and its expenses are primarily incurred in U.S. dollars. At April 30, 2009 the amount of cash and cash equivalents held in Canadian dollars was $214,544, the amount of accounts receivable was $12,379 and the amount of accounts payable and accrued liabilities was $(64,533). Based on these net exposures at April 30, 2009 and assuming that all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an increase or decrease of $14,906 in the Company’s net earnings. See Section 15.11 for further discussion of this topic. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

12.4 Fair Values

As at April 30, 2009, the Company’s carrying values of receivables, deposits and accounts payable approximate fair values due to their short terms to maturity. The bullion is valued at the lesser of cost when received or net realizable value.

12.5 Commodity Price Risk

The Company is subject to price risk from fluctuations in the market price of gold and silver as a result of it holding bullion, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions. The Company does not have any hedging programs in place to mitigate commodity price risk.

13. Environmental Matters

13.1 U.S. Operations

During fiscal 2009 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott Rawhide Mining Company (see Section 4). As part of the sale of its interest in Denton-Rawhide, the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures were to exceed $7.0 million.

The Rawhide Joint Venture has put in place ongoing pollution control and monitoring programs at Denton-Rawhide. A reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. Kennecott has estimated a total of $4.9 million in reclamation and closure costs under the proposed plan. Kennecott, on behalf of the Rawhide Joint Venture, has posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs for Denton-Rawhide are based on current legal and regulatory requirements. Actual costs incurred for reclamation activities in future periods could differ from the amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies regulates mining activities in Nevada under regulations adopted in 1989. The

Nevada Administrative Code (NAC) 445A.350-NAC 445A.447 and (NAC) 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s reclamation obligations.

13.2 International Operations

The Company’s exploration properties, primarily located in El Salvador, are governed by existing local environmental laws, though the Company elects in certain circumstances to exceed its obligations under local environmental law and comply with internationally accepted environmental standards.

The Company’s exploration programs are designed according to industry best practices to have minimal to no impact on flora, fauna and surface or underground water sources. Temporary disturbances (temporary access roads, drill pads, mud pits, hand dug trenches, impacts on existing infrastructure) are reclaimed and repaired. Using the same methods required for structural studies at dam site and large construction sites, drill holes are capped with either a 50 meter grout cap or are completely filled with grout, depending on the geologic environment. The temporary access trails, drill pads and mud sumps are reclaimed by filling in ruts, holes and pits, re-contouring any banks or steep cuts, building water diversion ditches to control runoff and planting fast growing, native grasses to stabilize the ground. Trenches are refilled and replanted in a like manner, and fence barriers are occasionally built to control livestock movement around reclaimed areas. Permanent or long term disturbances such as roads, buildings, wells, walls and fences, gates, etc. are constructed with erosion controls and stability measures including, as necessary, "badenes", rock retaining walls, water diversion ditches, drain pipes and/or stabilizing vegetation, and are constructed to standards exceeding local regulation. Often, local tree varieties are harvested then replanted in the disturbed areas when it does not conflict with normal local usage. All areas of reclamation and construction are monitored on an annual basis. If additional repair is required because of the initial construction, it is repaired until the area gains stability. The Company’s professional environmental staff has volunteered and assisted the local authorities in evaluating other arms-length environmental, geologic, hydrologic, disaster sites around the immediate communities by conducting land slide analysis, ground water studies, surface water studies, land fill site studies, helping to evaluate other industrial waste sites, fire prevention, disease control, disaster relief preparedness and first aid.

Contractors to the Company are required to use certified, non-polluting, non-toxic additives in drilling programs and comply with international work and safety standards and procedures. These issues are routinely monitored by Company employees under the direction of the local environmental and safety managers. Environmental compliance and risk is regularly assessed by third party contractors specializing in mining and exploration risk management. In addition, the company has established showcase programs for environmental protection, waste management and reforestation in order to educate workers and local populace on common best practice measures for a healthier, cleaner and safer living and working environment.

Ongoing reclamation activities associated with the Company’s exploration stage properties are expensed as exploration in the period incurred.

14. Controls and Procedures

14.1 Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

The Company has changed its disclosure controls during the twelve months ended April 30, 2009 that has materially affected, or is reasonably likely to materially affect, its control over disclosures. Due to staffing changes made during the year, the Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should be considered a material weakness in its disclosure controls and procedures.

14.2 Internal Controls Over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Any system of internal control over financial reporting, regardless of how well designed, has inherent limitations. As such, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company has changed its internal controls over financial reporting during the twelve months ended April 30, 2009 that has materially affected, or is reasonably likely to materially affect, its control over disclosures. Due to staffing changes made during the year, the Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should be considered a material weakness in its internal controls over financial reporting.

14.3 Material Weakness in Internal Control Over Financial Reporting

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The Company’s CEO and CFO assessed the effectiveness of the Company’s internal control over financial reporting and have assessed the design and operating effectiveness of the Company’s internal control over financial reporting as at April 30, 2009:

Based on that assessment, management concluded that, as at April 30, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff to correct the weakness at this time.

15. Risks and Uncertainties

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and with its sale of the assets related to its 49% interest in the Denton-Rawhide joint venture during fiscal 2009, the Company has no source of income. The risk factors that could affect the Company’s future results include, but are not limited to, those items discussed below.

15.1 Exploration, Development and Operating Risks

Resource exploration, development, and operation is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property can not accurately be predicted but the effect can be materially adverse.

Except for the El Dorado Project, on which a pre-feasibility study was completed in 2005, none of the Company's properties have a known body of ore and the Company’s proposed exploration programs are an exploratory search for ore.

Although mineral resource estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or previously disclosed reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

The El Dorado Project is the Company’s principal exploration property, which along with its secondary grassroots exploration projects Santa Rita and Zamora-Cerro Colorado, is located in El

Salvador. As with most jurisdictions, El Salvador imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. There can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the physical hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals including unusual or unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to or destruction of documents, samples or drill core, damage to life or property, environmental damage and possible legal liability. It may not be possible to insure against these risks, or for economic reasons the Company may elect not to insure against these risks. The payment of liabilities as a result of the occurrence of any of these hazards may have a material adverse effect on the Company’s financial position.

There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

15.2 Reliability of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral resource and reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

15.3 Title to Properties

PRES has applied for an exploitation concession over a portion of its El Dorado Project exploration licence area and has carried out the studies required by the authorities for this concession, including an EIS. The approval of the El Dorado EIS by MARN is a requirement for approval of the exploitation concession by the Ministry of Economy. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant PRES an exploitation concession. The exploitation concession application area covers ground protected by an exploration licence granted to PRES that nominally expired in January 2005. Legal opinions secured by the Company indicate that El Salvadoran administrative laws and procedures assure PRES exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that PRES’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process.

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions.

15.4 Government Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora-Cerro Colorado Projects are located in El Salvador and the Company holds or may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

Currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in the foreign jurisdictions in which the Company operates.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates.

As disclosed in Sections 3.1.4 and 3.1.5, PRES has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and as a result Pac Rim initiated an action against the Government of El Salvador under the CAFTA international trade treaty. There can be no assurance that PRES will be successful in either obtaining its sought-after El Dorado exploitation concession, or that any legal challenges Pac Rim has undertaken or that the Company or its subsidiaries may choose to undertake in the future to resolve this issue will be successful.

15.5 History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2009, the Company had an accumulated deficit of $81.1 million. With the fiscal 2009 sale of its Denton-Rawhide asset, the Company has no source of revenue and there can be no assurance that the Company will realize revenue growth or achieve profitability in the future.

15.6 Financing Risks

The Company’s sources of financing include current cash and cash equivalents and bullion balances. The Company utilizes these funding sources to finance its exploration activities and general and administrative expenses. Additional financing will likely be required in the coming fiscal year in order to meet the Company’s immediate and long term exploration and general and administrative costs. Furthermore, current working capital balances are not sufficient to fund mine development activities at the El Dorado property, should the Company receive the permits allowing it to undertake these activities. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. There can also be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that additional funding will be available to the Company in the future to conduct long term exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the Company’s failure to remain a going concern or cause the delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

15.7 Metal Price Volatility

Approximately one half of the Company’s current working capital balance is held in bullion. The conversion of this bullion to cash, as well as the Company's ability to generate profits from any future mining operations, is directly related to the international price of gold, which is outside the Company’s control. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewellery demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

15.8 Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of a small number of skilled and experienced executives and personnel. Due to the small size of the Company, the loss of any of these key persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations. The Company does not maintain key employee insurance on any of its employees.

15.9 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

15.10 Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

15.11 Currency Fluctuations

The Company's offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

15.12 Adequacy of Insurance Coverage

The Company has purchased liability insurance that it believes is appropriate for the level of risk incurred, however there are no guarantees that the level of coverage of existing policies can or will be maintained. Furthermore, the Company does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

15.13 Reclamation Risks at Denton-Rawhide

During fiscal 2009 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott Rawhide Mining Company (see Section 4). As part of the sale of its interest in Denton-Rawhide, the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures were to exceed $7.0 million subsequent to the date of the sale. The Coordinating Committee of the Denton-Rawhide mine estimates total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million. $4.5 million in reclamation and severance costs have already been incurred, leaving an estimated $5.3 million to be expended in the future.

This estimate may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine and the Company recognizes a potential future reclamation liability, as per the terms of its sale as described above, should actual reclamation and closure costs exceed $7.0 million in excess of reclamation and severance costs incurred prior to the date of the sale (October 30, 2008).

15.14 Environmental Risks and Hazards

The Company’s exploration activities are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may also exist on the Company’s properties that are currently unknown to the Company and that have been caused by previous or existing owners or operators of the properties.

Environmental approvals and permits are currently, and may in the future, be required in connection with the operations of the Company. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing in its exploration, development or mining activities or from proceeding with its exploration or development plans for current properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions that cause exploration, development or mining activities to cease or be curtailed and may include corrective measures requiring capital expenditures or remedial actions. In such an event, the Company could be required to compensate those suffering loss or damage by reason of the Company’s activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to existing environmental laws and regulations governing exploration, development and mining activities of mining companies, or more stringent application of current laws and regulations could have a material adverse impact on the Company causing increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing operations, or require abandonment or delays in development of new mining properties.

15.15 Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange

Commission, Canadian Securities Administrators, the NYSE Amex and the TSX. The Company expects these rules and regulations to continue to result in significant legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

15.16 Future Sales of Common Shares by Existing Shareholders

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

15.17 Foreign Private Issuer Status

The Company is currently designated a ‘foreign private issuer” as defined in Rule 3b-4 under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law,. Although more than 50% of its voting securities are held by U.S. residents, the Company still qualifies for foreign private issuer status by meeting the following conditions: (i) a majority of its executive officers or directors are non-U.S. citizens or residents, (ii) more than 50% of its assets are located outside the U.S., and (iii) the business of the Company is principally administered outside the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the NYSE Amex corporate governance requirements that are available to foreign private issuers. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

16. Outstanding Share Data

The following table outlines the common shares outstanding at and subsequent to the year end to July 22, 2008:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on April 30, 2009	118,033,642	9,065,000	7,261,350
Issued or Exercised subsequent to year end	16,666 issued	16,666 exercised	nil
Balance on July 22, 2009	118,050,308	9,048,333	7,261,350

17. Outlook

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company anticipates expending approximately $1.0 million on exploration-related expenses during fiscal 2010, primarily on low-cost exploration work required to keep all of its El Salvador projects in good standing, limited community relations initiatives, and due diligence evaluation of new projects outside of El Salvador. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities. In order to undertake an expanded exploration program the Company will likely require additional financing during fiscal 2010 (see Section 15.6, Risks and Uncertainties for a discussion of financing risk).

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2010. Readers are directed to the cautionary notes regarding forward-looking statements related to fiscal 2010 exploration and generative programs above and elsewhere in this report for a discussion of assumptions and risks. The anticipated exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.]

The Company’s general and administrative costs during fiscal 2010 will reflect lower staffing costs as a result of personnel reductions undertaken in fiscal 2009, but are otherwise anticipated to increase due to legal costs associated with the CAFTA action undertaken by Pac Rim. The Company may require additional financing during fiscal 2010 (see Section 15.6, Risks and Uncertainties for a discussion of financing risk) for general working capital expenses and/or the expenses related to the CAFTA action.

[The previous paragraph contains forward-looking statements regarding anticipated increases in general and administrative expenses as a result of anticipated increased legal costs during fiscal 2010, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA action. These statements are based on management’s assumption that the CAFTA action will continue through fiscal 2010 and the anticipated costs of pursuing this action, and on anticipated costs for general and administrative expenses through the coming year. Should PRES receive the El Dorado permits at any time, the necessity to continue the action may be averted and the anticipated impact on general and administrative costs may not materialize.]

The Company will continue its extensive outreach efforts to the newly elected federal government and administration, municipal government officials, church leaders, business leaders, and Salvadoran citizens during fiscal 2010. The Company and its subsidiaries have a well documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Notwithstanding these diplomatic efforts, until resolved, Pac Rim’s CAFTA claim will proceed during fiscal 2010. Documentation supporting its CAFTA claim is currently being collected and submitted to ICSID, and it is anticipated that the formal arbitral panel will be convened and the arbitration process will commence during fiscal 2010. Ongoing pursuit of this claim may require the Company to undertake financing during fiscal 2010 specifically ear-marked for legal expenses.

[The foregoing section contains forward-looking statements regarding the scope of the Company’s fiscal 2010 planned work programs, anticipated expenditures and the expectation of ongoing legal undertakings. These statements are based on assumptions of management, specifically detailed previously in this report, that may prove erroneous and cause actual results and outcomes to differ from those currently anticipated.]

18. Additional Sources of Information

Additional sources of information regarding Pacific Rim Mining Corp. include: information available on SEDAR (www.sedar.com) including the Company’s unaudited interim financial statements published quarterly, and the Company’s Annual Information Form; the Company’s 20-F filing (available at www.sec.gov); and, the Company’s corporate website www.pacrim-mining.com and Spanish-language informational website (www.pacificrim.com.sv).

19. National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

A pre-feasibility study for the El Dorado project was completed in January 2005. This pre-feasibility study is supported by a technical report prepared for the Company by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr.

William F. Tanaka, a Qualified Person independent of the Company, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.